Exhibit 99.2

Li Auto Inc. 理想汽車 (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) （於開曼群島註冊成立以不同投票權控制的有限責任公司） (Stock Code 股份代號 : 2015) January 31, 2024 Dear non-registered shareholder(s), Arrangement of Electronic Dissemination of Corporate Communications Pursuant to Rule 2.07 of the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) that came into effect on December 31, 2023, Li Auto Inc. (the “Company”) is writing to inform you that the Company has adopted electronic dissemination of corporate communications (the “Corporate Communications”), which means any documents issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular and (f) a proxy form. Please note that both the English and Chinese versions of all future Corporate Communications will be available electronically on the website of the Company at ir.lixiang.com and the HKEXnews website at www.hkexnews.hk in place of printed copies. As a non-registered shareholder, if you wish to receive Actionable Corporate Communication(s) (Note) from the Company pursuant to the Listing Rules, you should liaise with your bank(s), broker(s), custodian(s), nominee(s) or HKSCC Nominees Limited through which your shares are held (collectively, the “Intermediaries”) and provide your email address to your Intermediaries. If the Company does not receive your functional email address from the Intermediaries, until such time that your functional email address is provided to the Intermediaries, the Company will send you the Actionable Corporate Communication(s) (Note) in printed form in the future. If you want to receive the Corporate Communications in printed form, please complete and return the enclosed reply form on the reverse side to the Company’s Hong Kong share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong or send an email to lixiang.ecom@computershare.com.hk specifying your name, address and request to receive the Corporate Communications in printed form. Please note that such instruction shall be valid for one year starting from the receipt date of your instruction and will expire thereafter. Should you have any queries relating to this letter, please contact the Share Registrar at (852)2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. (Hong Kong time), Mondays to Fridays, excluding Hong Kong public holidays. By order of the Board Li Auto Inc. Xiang Li Chairman Note: Actionable Corporate Communication is any Corporate Communication that seeks instructions from the Company’s securities holders on how they wish to exercise their rights or make an election as the Company’s securities holder. 各位非登記股東： 以電子方式發布公司通訊之安排 根據自 2023 年 12 月 31 日起生效的香港聯合交易所有限公司證券上市規則（「上市規則」）第 2.07 條，理想汽車（「公司」）謹此通知 閣下，公司 已採用以電子方式發布公司通訊（「公司通訊」）之安排，該公司通訊是指公司發布或將要發布以供其任何證券的持有人參照或採取行動的任何文件， 包括但不限於(a) 董事報告、年度帳目以及審計報告副本以及（如適用）財務摘要報告；(b) 中期報告及其中期報告摘要（如適用）；(c) 會議通知；(d) 上市文件；(e) 通函和 (f) 委任表格。 請注意，所有未來公司通訊的英文版和中文版將在公司網站 ir.lixiang.com 和披露易網站 www.hkexnews.hk 上提供，以代替印刷本。 作為非登記股東，如 閣下有意根據《上市規則》收取可供採取行動的公司通訊（附註）， 閣下應聯絡代 閣下持有股份的銀行、經紀、託管商、代理人或 香港中央結算（代理人）有限公司（統稱「中介公司」），並向 閣下的中介公司提供 閣下的電子郵件地址。 如果公司沒有從中介公司收到 閣下的有效電子郵件地址，直至中介公司收到 閣下有效的電子郵件地址前，公司將以印刷本形式發送可供採取行動的 未來公司通訊（附註）。 若 閣下希望收取公司通訊之印刷版，請填妥本函背頁之回條並交回公司的香港股份過戶登記處（「股份過戶處」）香港中央證券登記有限公司，地址 為香港灣仔皇后大道東 183 號合和中心 17M 樓或發送電子郵件至 lixiang.ecom@computershare.com.hk，並註明 閣下的姓名、地址以及收取公司通訊印 刷版的要求。請注意，收取未來公司通訊印刷版之指示由收悉 閣下指示當日起計一年內有效，此後將過期。 如 閣下對本函件有任何疑問，請於辦公時間星期一至星期五（香港公眾假期除外）上午 9 時正至下午 6 時正（香港時間）其間致電股份過戶處(852)2862 8688 查詢。 承董事會命 理想汽車 董事長 李想 2024 年 1 月 31 日 附註：可供採取行動的公司通訊指任何涉及要求發行人的證券持有人指示其擬如何行使其有關證券持有人的權利的公司通訊。

CCS7253 LATH_NRH

REPLY FORM 回條

To: **Computershare Hong Kong Investor Services Limited**
(the "Share Registrar")
17M Floor, Hopewell Centre,
183 Queen's Road East, Wan Chai, Hong Kong

致： 香港中央證券登記有限公司
(「股份過戶處」)
香港灣仔皇后大道東 183 號
合和中心 17M 樓

REMINDER 提示

As a non-registered shareholder, if you wish to receive Actionable Corporate Communication(s)(Note 1) pursuant to the Listing Rules, you should liaise with your bank(s), broker(s), custodian(s), nominee(s) or HKSCC Nominees Limited through which your shares are held (collectively, the "Intermediaries") and provide your email address to your Intermediaries.

作為非登記股東，如 閣下有意根據《上市規則》收取可供採取行動的公司通訊(附註 1)， 閣下應聯絡代 閣下持有股份的銀行、經紀、託管商、代理人或香港中央結算（代理人）有限公司（統稱「中介公司」），並向 閣下的中介公司提供 閣下的電子郵件地址。

Request for Corporate Communications* in printed form / 要求收取公司通訊*印刷版

(Please mark "✓" in the below box if applicable) (如適用，請在以下方格內劃上「✓」號)

Name of listed company (the "**Company**"): Li Auto Inc.
上市公司 (「**公司**」) 名稱： 理想汽車

☐ I/we would like to receive future Corporate Communications* in printed form.
本人／我們欲收取未來公司通訊*的印刷版。

Name(s) of non-registered holder(s):
非登記股東姓名： ______________________
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Signature(s): (Note 1)
簽名： (附註 1) ______________________

Contact number:
聯絡電話號碼： ______________________

Date:
日期： ______________________

Notes 附註:

1. *Actionable Corporate Communication is any corporate communication that seeks instructions from the Company's securities holders on how they wish to exercise their rights or make an election as the Company's securities holder.*
   可供採取行動的公司通訊指任何涉及要求公司的證券持有人指示其擬如何行使其有關證券持有人的權利。
2. *This letter is addressed to non-registered holder(s) of the Company ("non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited that such person or company wishes to receive Corporate Communications*).*
   此函件乃向公司之非登記股東（「非登記股東」指股份存放於中央結算及交收系統的人士或公司，已透過香港中央結算有限公司不時向公司發出通知，表示欲收取公司通訊）發出。*
3. *Please complete all your details clearly.*
   請 閣下清楚填妥所有資料。
4. *Any form with no box marked (✓), with no signature or is otherwise incorrectly completed will be void.*
   如在本表格未有在方格內劃上「✓」號、或未有簽署，或在其他方面填寫不正確，則本表格將會作廢。
5. *For the avoidance of doubt, the Company does not accept any other instructions given on this Reply Form.*
   為免存疑，在本回條上的任何額外指示，公司將不予處理。

* *Unless otherwise specified, Corporate Communications refer to any documents issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the annual report, interim report, notice of meeting, listing document, circular and proxy form.*
除非另有註明，公司通訊乃指公司已發出或將予發出以供其任何證券的持有人參照或採取行動的任何文件，其中包括但不限於年報、中期報告、會議通告、上市文件、通函及代表委任表格。

PERSONAL INFORMATION COLLECTION STATEMENT
收集個人資料聲明

(i) "Personal Data" in this statement has the same meaning as "personal data" in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong ("PDPO").
本聲明中所指的「個人資料」與香港法例第 486 章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義相同。

(ii) Your Personal Data provided in this Reply Form will be used in connection with the Company's electronic dissemination of Corporate Communications. Your supply of Personal Data to the Company is on a voluntary basis. In case of a failure to provide sufficient information, the Company may not be able to process your instructions and/or requests as stated in this Reply Form.
閣下於本回條所提供的個人資料將用於有關公司以電子方式發布公司通訊的事宜上。 閣下是自願向公司提供個人資料。若 閣下未能提供足夠資料，公司可能無法處理 閣下在本回條上所述的指示及/或要求。

(iii) Your Personal Data may be disclosed or transferred by the Company to its subsidiaries, the Share Registrar, and/or other companies or bodies for any of the stated purposes, or when it is required to do so by law and will be retained for such period as may be necessary for our verification and record purposes.
公司可就任何所說明的用途或在法例規定的情況下，將 閣下的個人資料披露或轉移給公司的附屬公司、股份過戶處、及/或其他公司或團體，並將在適當期間保留該等個人資料作核實及紀錄用途。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing, by mail to the Hong Kong Privacy Officer of the Share Registrar at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong or by email at PrivacyOfficer@computershare.com.hk
閣下有權根據《私隱條例》的條文查閱及/或修改 閣下的個人資料。任何該等查閱及/或修改個人資料的要求均須以書面方式郵寄至股份過戶處（地址為香港灣仔皇后大道東 183 號合和中心 17M 樓）向香港隱私主任提出，或發送電郵至 PrivacyOfficer@computershare.com.hk。

Mailing Label 郵寄標籤

Computershare Hong Kong Investor Services Limited
香港中央證券登記有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港

Please cut the mailing label and stick it on an envelope to return this form to us.
No postage is necessary if posted in Hong Kong.

當 閣下寄回此回條時，請將郵寄標籤剪貼於信封上。
如在本港投寄， 閣下無需支付郵費或貼上郵票。